Filed pursuant to Rule 253(g)(2)

File No. 024-12704

NextTrip Privilege Offering Termination Supplement

SUPPLEMENT NO. 1 DATED SEPTEMBER 25, 2026

TO THE OFFERING CIRCULAR DATED FEBRUARY 9, 2026

NEXTTRIP PRIVILEGE, INC.

Up to 15,000,000 Shares of Class A Common Stock

$1.00 per Share

Offering termination

NextTrip Privilege, Inc. (the “Company”) has terminated its Regulation A offering of Class A common stock described in the offering circular dated February 9, 2026 (the “Offering Circular”). The termination became effective on September 14, 2026 (the “Termination Date”). The Company is no longer offering shares pursuant to the Offering Circular and will not accept any further subscriptions for shares in this offering.

Any subscription funds remaining in escrow that were not applied to a completed closing will be returned to the applicable subscribers in accordance with the terms of the Offering Circular. The termination does not affect shares previously sold in the offering or the Company’s obligations to purchasers of those shares.

This supplement relates only to the termination of the offering. It does not constitute an offer to sell or a solicitation of an offer to buy any securities.